FILE NO. 70-10100


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24


                                      UNDER


                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

        The Commission is requested to send copies of all communications in connection with this Certificate of Notification to:

     Suzanne C. Lewis                          Clifford M. Naeve
     Vice President and Treasurer              William C. Weeden
     Allegheny Energy, Inc.                    Paul Silverman
     800 Cabin Hill Drive                      Skadden, Arps, Slate,
     Greensburg, PA 15601                        Meagher & Flom LLP
                                               1440 New York Avenue, NW
                                               Washington, D.C. 20005

          This certificate of notification is being submitted pursuant to Rule 24 of the Securities and Exchange Commission's ("Commission") rules under the Public Utility Holding Company Act of 1935 and the Commission's order issued in File No. 70-10100 on July 27, 2004, Holding Co. Act Release No. 35-27878 (the "Order"). Pursuant to Rule 24 and the requirements of the Order, Allegheny Energy, Inc.("Allegheny") hereby certifies as follows.

          On August 3, 2004, Allegheny Energy Solutions, Inc. made a $14.8 million dividend to Allegheny Ventures, Inc. ("Ventures"), and Ventures made a $37 million dividend to Allegheny. On the same day, Allegheny used $34 million of the $37 million dividend it received from Ventures to pay down debt under its $300,000,000 Credit Agreement Dated as of March 8, 2004. Allegheny retained the remaining $3 million in dividends from Ventures to cover short-term future obligations to unaffiliated counterparties that otherwise could be fulfilled only through the incurrence of additional debt.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this certificate of notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 5, 2004

                                         Allegheny Energy, Inc.


                                         By:      /s/ Suzanne C. Lewis
                                                  ----------------------------
                                                  Suzanne C. Lewis
                                         Title:   Vice President and Treasurer











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